Exhibit 99.7

‘BARECON 2001” STANDARD BAREBOAT CHARTER		PART1

1. Shipbroker		BIMCO STANDARD BAREBOAT CHARTER CODE NAME : “BARECON 2001”

ITOCHU CORPORATION TOKBR Section, 5-1, Kita-Aoyama 2-chome, Minato-ku, Tokyo, 107-8077, Japan		PART I
2. Place and date In New York, U.S. 30th November, 2021

3. Owners / Place of business (Cl. 1)		4. Bareboat Charterers / Place of business (Cl. 1)

K.T.M. Corporation S.A. guaranteed by Kawana Kaiun Co., Ltd. of Japan

K.T.M. Corporation S.A. address as follows:

15th Floor, Banco General Tower, Aquilino de la Guardia Street, Marbella, Panama City, Republic of Panama

Pueblo Holdings Ltd. Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands

5. Vessel’s name, call sign, flag and IMO number (Cl. 1 and 3)

M/V NAVIOS LUMEN, 3EZS3, Panama, 9500637

6. Type of Vessel		7. GT / NT

Bulk Carrier		94,817/58,778

8. When / Where built		9. Total DWT (abt.) in metric tons on ~~summer freeboard~~

2009, STX Offshore & Shipbuilding Co., Ltd.		180,660 MT

10. Classification Society (Cl. 3)		11. Date of last special survey by the Vessel’s classification society

Bureau Veritas (BV)		March 8th, 2020

12. ~~Further particulars of Vessel (also indicate minimum number of months’ validity of class certificates agreed acc. to Cl. 3)~~

Cargoes to be carried; All lawful cargoes within the Vessel’s capabilities/Class, IMO, flag, her insurance

13. Port or Place of delivery (Cl.3) As per Clause 5 of the MOA (as defined in Clause 1 hereof)	14. Time for delivery (Cl.4) As per Clause 5 of the MOA	15. Cancelling date (Cl.5) N/A

See Also Clause 32.

16. Port or Place of redelivery (Cl. 3)		17. No. of months’ validity of trading and class certificates upon redelivery (Cl. 15)

N/A		Minimum 3 months

18. Running days’ notice if other than stated in Cl.4		19. Frequency of dry-docking Cl. 10(g)

N/A		As per Classification Society and flag state requirements

20. Trading Limits (Cl.6)

Trading Limits: always safely afloat world-wide within International Navigation Conditions with the Charterer’s option to break same paying extra insurance, but always in accordance with Clause 13 and 40.

Any other country designated pursuant to any international (including U.N. / U.S. / EU / UK) or supranational law or regulation imposing trade and economic sanctions, prohibitions or restrictions (which may be amended from time to time during the Charter Period) to be excluded.

21. Charter Period (Cl. 2)		22. Charter hire (Cl. 11)

Eight (8) years with up to 3 months more or less in Charterers’ option (See Clause 34)		See Clause 35

23. New class and other statutory requirements (state percentage of Vessel’s insurance value acc. to Box 29 (Cl. 10(a)(ii))

N/A

24. Rate of interest payable acc. to Cl.11(f) and, if applicable, acc. to PART IV		25. Currency and method of payment (Cl.11)

N/A		United States Dollars payable calendar monthly in advance

26. Place of payment; also state beneficiary and bank account (Cl. 11)		27. Bank guarantee / bond (sum and place) (Cl. 24 (optional)

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

To be advised	N/A

28. Mortgage(s), if any (state whether Cl. 12(a) or (b) applies; if 12(b) applies, state date of Financial Instrument and name of Mortgagee(s)/Place of business) (Cl. 12)	29. Insurance (hull and machinery and war risks) (state value acc. to Cl.13(f) or, if applicable, acc. to Cl. 14(k)) (also state if Cl.14 applies)

See Clause 44	See Clause 40

30. Additional insurance cover, if any, for Owners’ account limited to (Cl. 13(b) or, if applicable, Cl. 14(g))	31. Additional insurance cover, if any, for Charterers’ account limited to (Cl. 13(b) or, if applicable, Cl. 14(g))

N/A	See Clause 40 (c)

32. Latent defects (only to be filled in if period other than stated in Cl.3)	33. Brokerage commission and to whom payable (Cl.27)

N/A	N/A

34. Grace period (state number of clear banking days) (Cl. 28)	35. Dispute Resolution (state 30(a), 30(b) or 30(c); if 30(c) agreed, Place of Arbitration must be stated (Cl. 30)

See Clause 41	London

36. War cancellation (indicate countries agreed) (Cl. 26(f))

N/A

37. Newbuilding Vessel (indicate with ‘yes’ or ‘no’ whether PART III applies) (optional)	38. Name and place of Builders (only to be filled in if PART III applies)

No	N/A

39. Vessel’s Yard Building No. (only to be filled in if PART III applies)	40. Date of

No	N/A

41. Liquidated damages and costs shall accrue to (state party acc. to Cl. 1)

a) N/A

b) N/A

c) N/A

42. Hire/Purchase agreement (indicate with ‘yes’ or ‘no’ whether PART IV applies) (optional)	43. Bareboat Charter Registry (indicate with ‘yes’ or ‘no’ whether PART IV applies) (optional)

N/A	Yes in Charterers’ option

44. Flag and Country of the Bareboat Charter Registry (only to be filled in if PART V applies)	45. Country of the Underlying Registry (only to be filled in if PART V applies)

See Clause 37

46. Number of additional clauses covering special provisions, if agreed

Clause 32 to 55 inclusive

PREAMBLE—It is mutually agreed that this Contract shall be performed subject to the conditions contained in this Charter which shall include PART I and PART II. In the event of a conflict of conditions, the provisions of PART I shall prevail over those of PART II to the extent of such conflict but no further. It is further mutually agreed that PART III and/or PART IV and/or PART V shall only apply and shall only form part of this Charter if expressly agreed and stated in Boxes 37, 42 and 43. If PART III and/or PART IV and/or PART V apply, it is further agreed that in the event of a conflict of conditions, the provisions of PART I and PART II shall prevail over those of PART III and/or PART IV and/or PART V to the extent of such conflict but no further.

Signature (Owners)	Signature (Charterers)
K.T.M. Corporation S.A.	Pueblo Holdings Ltd.

/s/ Tomoyuki Kawana	/s/ Georgia Panagaios
By: Tomoyuki Kawana Title: Attorney-in-fact	By: Georgia Panagaios Title: Attorney-in-fact

PART II

“BARECON 2001” Standard Bareboat Charter

1.	Definitions

In this Charter, the following terms shall have the meanings hereby assigned to them:

“The Owners” shall mean the party identified in Box 3;

“The Charterers” shall mean the party identified in Box 4;

“The Vessel” shall mean the vessel named in Box 5 and with particulars as stated in Boxes 6 to 12;

“Financial Instrument” means the mortgage, deed of covenant or other such financial security instrument as annexed to this Charter and stated in Box 28.

“MOA” means the Memorandum of Agreement entered into between the Owners as buyers and the Charterers as Sellers dated 30th November 2021 in respect of the Vessel.

“Banking Days” shall mean the days identified in Cl.36 (b)

“Total Loss” shall mean the situation identified in Cl.40 (a)

2.	Charter Period

In consideration of the hire detailed in Box 22, the Owners have agreed to let and the Charterers have agreed to hire the Vessel for the period stated in Box 21 (the “Charter Period”).

3.	Delivery Also See Clause 32

The Vessel shall be delivered and taken over by the Charterers as per Clause 32.

~~(not applicable when PART III applies, as indicated in~~ Box 37~~)~~

~~(a) The Owners shall before and at the time of delivery exercise due diligence to make the Vessel seaworthy and in every respect ready in hull, machinery and equipment for service under this Charter.~~

The Vessel shall be delivered by the Owners and taken over by the Charterers at the port or place indicated in Box 13 ~~in such ready safe berth as the Charterers may direct~~.

(b) The Vessel shall be properly documented on delivery in accordance with the laws of the flag state indicated in Box 5 ~~and the requirements of the classification society stated in Box 10. The Vessel upon delivery shall have her survey cycles up to date and trading and class certificates valid for at least the number of months agreed in Box 12.~~

~~(c) The delivery of the Vessel by the Owners and the taking over of the Vessel by the Charterers shall constitute a full performance by the Owners of all the Owners’ obligations under this Clause 3, and thereafter the Charterers shall not be entitled to make or assert any claim against the Owners on account of any conditions, representations or warranties expressed or implied with respect to the Vessel but the Owners shall be liable for the cost of but not the time for repairs or renewals occasioned by latent defects in the Vessel, her machinery or appurtenances, existing at the time of delivery under this Charter, provided such defects have manifested themselves within twelve (12) months after delivery unless otherwise provided in Box 32.~~

4.	Time for Delivery See Clause 32

~~(not applicable when PART III applies, as indicated in~~ Box 37~~)~~

~~The Vessel shall not be delivered before the date indicated in Box 14 without the Charterers’ consent and the Owners shall exercise due diligence to deliver the Vessel not later than the date indicated in Box 15.~~

~~Unless otherwise agreed in Box 18, the Owners shall give the Charterers not less than thirty (30) running days’ preliminary and not less than fourteen (14) running days’ definite notice of the date on which the Vessel is expected to be ready for delivery.~~

~~The Owners shall keep the Charterers closely advised of possible changes in the Vessel’s position.~~

5.	Cancelling

~~(not applicable when PART III applies, as indicated in~~ Box 37~~)~~

~~(a) Should the Vessel not be delivered latest by the cancelling date indicated in Box 15, the Charterers shall have the option of cancelling this Charter by giving the Owners notice of cancellation within thirty-six (36) running hours after the cancelling date stated in Box 15, failing which this Charter shall remain in full force and effect.~~

~~(b) If it appears that the Vessel will be delayed beyond the cancelling date, the Owners may, as soon as they are in position to state with reasonable certainty the day on which the Vessel should be ready, give notice thereof to the Charterers asking whether they will exercise their option of cancelling, and the option must then be declared within one hundred and sixty-eight (168) running hours of the receipt by the Charterers of such notice or within thirty-six (36) running hours after the cancelling date, whichever is the earlier. If the Charterers do not then exercise their option of cancelling, the seventh day after the readiness date stated in the Owners’ notice shall be substituted for the cancelling date indicated in Box 15 for the purpose of this Clause 5.~~

~~(c) Cancellation under this Clause 5 shall be without prejudice to any claim the Charterers may otherwise have on the Owners under this Charter.~~

6.	Trading Restrictions

The Vessel shall be employed in lawful trades for the carriage of suitable lawful merchandise within the trading limits indicated in Box 20.

The Charterers undertake not to employ the Vessel or suffer the Vessel to be employed otherwise than in conformity with the terms of the contracts of insurance (including any warranties expressed or implied therein) without first obtaining the consent of the insurers to such employment and complying with such requirements as to extra premium or otherwise as the insurers may prescribe.

The Charterers also undertake not to employ the Vessel or suffer her employment in any trade or business which is forbidden by the law of any country to which the Vessel may sail or is otherwise illicit or in carrying illicit or prohibited goods or in any manner whatsoever which may render her liable to condemnation, destruction, seizure or confiscation.

Notwithstanding any other provisions contained in this Charter it is agreed that nuclear fuels or radioactive products or waste are specifically excluded from the cargo permitted to be loaded or carried under this Charter. ~~This exclusion does not apply to radio-isotopes used or intended to be used for any industrial, commercial, agricultural, medical or scientific purposes provided the Owners’ prior approval has been obtained to loading thereof.~~

7.	Surveys on Delivery and Redelivery

~~(not applicable when PART III applies, as indicated in~~ Box 37)

The Owners and Charterers have the right of ~~shall each~~ appointing surveyors for the purpose of determining and agreeing in writing the condition of the Vessel at the time of delivery.~~redelivery hereunder. The Owners shall bear all expenses of the On-hire Survey including loss of time, if any, and the Charterers shall bear all expenses of the Off-hire Survey including loss of time, if any, at the daily equivalent to the rate of hire or pro rata thereof.~~

8.	Inspection

The Owners shall have the right maximum twice per year (and more time in the case of necessity) ~~maximum twice per year~~ at any time after giving reasonable notice to the Charterers to inspect or survey the Vessel or instruct a duly authorised surveyor to carry out such survey on their behalf:- provided it does not interfere with the operation of the Vessel and/or crew

(a) to ascertain the condition of the Vessel and satisfy themselves that the Vessel is being properly repaired and maintained. The costs and fees for such inspection or survey shall be paid by the Owners. ~~unless the Vessel is found to require repairs or maintenance in order to achieve the condition so provided;~~

~~(b) in dry-dock if the Charterers have not dry-docked her in accordance with Clause 10(g). The costs and fees for such inspection or survey shall be paid by the Charterers; and~~

PART II

“BARECON 2001” Standard Bareboat Charter

~~(c) for any other commercial reason they consider necessary (provided it does not unduly interferer with the commercial operation of the Vessel). The costs and fees for such inspection and survey shall be paid by the Owners.~~

~~All time used in respect of inspection, survey or repairs shall be for the Charterers’ account and form part of the Charter Period.~~

The Charterers shall also permit the Owners to inspect the Vessel’s log books maximum twice per year (and more time in the case of Necessity) ~~maximum twice per year~~ whenever reasonably requested and shall whenever required by the Owners furnish them with full information regarding any casualties or other accidents or damage to the Vessel.

9.	Inventories, Oil and Stores SEE CLAUSE 52

~~A complete inventory of the Vessel’s entire equipment, outfit including spare parts, appliances and of all consumable stores on board the Vessel shall be made by the Charterers in conjunction with the Owners on delivery and again on redelivery of the Vessel. The Charterers and the Owners, respectively, shall at the time of delivery and redelivery take over and pay for all bunkers, lubricating oil, unbroached provisions, paints, ropes and other consumable stores (excluding spare parts) in the said Vessel at the then current market prices at the ports of delivery and redelivery, respectively. The Charterers shall ensure that all spare parts listed in the inventory and used during the Charter Period are replaced at their expense prior to redelivery of the Vessel.~~ SEE ALSO CLAUSE 32

10.	Maintenance and Operation

(a)(i)Maintenance and Repairs - During the Charter period the Vessel shall be in the full possession and at the absolute disposal for all purposes of the Charterers and under their complete control in every respect. The Charterers shall exercise due diligence to maintain the Vessel, her machinery, boilers, appurtenances and spare parts in a good state of repair, in efficient operating condition and in accordance with good commercial maintenance practice and~~, except as provided for in~~ Clause 14(l)~~,~~ if applicable, at their own expense, they shall at all times keep the Vessel’s Class unexpired ~~fully up to date~~ with the Classification Society indicated in Box 10 maintain all other necessary certificates in force at all times.

(ii)

New Class and Other Safety Requirements ~~In the event of any improvement, structural changes or new equipment becoming necessary for the continued operation of the Vessel by reason of new class requirements or by compulsory legislation costing (excluding the Charterers’ loss of time) more than the percentage stated in Box 23, or if Box 23 is left blank, 5 per cent. of the Vessel’s insurance value as stated in Box 29, then the extent, if any, to which the rate of hire shall be varied and the ratio in which the cost of compliance shall be shared between the parties concerned in order to achieve a reasonable distribution thereof as between the Owners and the Charterers having regard, inter alia, to the length of the period remaining under this Charter, shall in the absence of agreement, be referred to the dispute resolution method agreed in Clause 30.~~ SEE CLAUSE 38

(iii)

Financial Security - The Charterers shall maintain financial security or responsibility in respect of third party liabilities as required by any government, including federal, state or municipal or other division or authority thereof, to enable the Vessel, without penalty or charge, lawfully to enter, remain at, or leave any port, place, territorial or contiguous waters of any country, state or municipality in performance of this Charter without any delay. This obligation shall apply whether or not such requirements have been lawfully imposed by such government or division or authority thereof.

The Charterers shall make and maintain all arrangements by bond or otherwise as may be necessary to satisfy such requirements at the Charterers’ sole expense and the Charterers shall indemnify the Owners against all consequences whatsoever (including loss of time) for any failure or inability to do so.

(b) Operation of the Vessel - The Charterers shall at their own expense and by their own procurement man, victual, navigate, operate, supply, fuel and, whenever required, repair the Vessel during the Charter Period and they shall pay all charges and expenses of every kind and nature whatsoever incidental to their use and operation of the Vessel under this Charter, including annual flag state fees and any foreign general municipality and/or state taxes. The Master, officers and crew of the Vessel shall be the servants of the Charterers for all purposes whatsoever, ~~even if for any reason appointed by the Owners.~~

Charterers shall comply with the regulations regarding officers and crew in force in the country of the Vessel’s flag or any other applicable law.

(c) The Charterers shall keep the Owners ~~and the mortgagee(s)~~ advised of the intended employment, planned dry-docking and major repairs of the Vessel, as reasonably required.

(d) Flag and Name of Vessel

~~During the Charter Period, the Charterers shall have the liberty to paint the Vessel in their own colours, install and display their funnel insignia and fly their own house flag. The Charterers shall also have the liberty, with the Owners’ consent, which shall not be unreasonably withheld, to change the flag and/or the name of the Vessel during the Charter Period. Painting and re-painting, instalment and re-instalment, registration and de-registration, if required by the Owners, shall be at the Charterers’ expense and time.~~ SEE CLAUSE 37 & 43

(e) Changes to the Vessel ~~- Subject to Clause 10(a)(ii), the Charterers shall make no structural changes in the Vessel or changes in the machinery, boilers, appurtenances or spare parts thereof without in each instance first securing the Owners’ approval thereof. If the Owners so agree, the Charterers shall, if the Owners so require, restore the Vessel to its former condition before the termination of this Charter.~~ SEE CLAUSE 38

(f) Use of the Vessel’s Outfit, Equipment and Appliances—The Charterers shall have the use of all outfit, equipment, and appliances on board the Vessel at the time of delivery, provided the same or their substantial equivalent shall be returned to the Owners on redelivery in substantially the same ~~good order and~~ condition as when received, ordinary wear and tear excepted. The Charterers shall from time to time during the Charter period replace such items of equipment as shall be so damaged or worn as to be unfit for use. The Charterers are to procure that all repairs to or replacement of any damaged, worn or lost parts or equipment be effected in such manner (both as regards workmanship and quality of materials) as not to diminish the value of the Vessel. The Charterers have the right to fit additional equipment at their expense and risk but the Charterers shall remove such equipment at the end of the period unless agreed otherwise by the Owners and the Charterers. ~~if requested by the Owners.~~ Any equipment including radio equipment on hire on the Vessel at time of delivery shall be kept and maintained by the Charterers and the Charterers shall assume the obligations and liabilities of the Owners under any lease contracts in connection therewith and shall reimburse the Owners for all expenses incurred in connection therewith, also for any new equipment required in order to comply with radio regulations.

(g) Periodical Dry-Docking - The Charterers shall dry-dock the Vessel and clean and paint her underwater parts whenever the same may be necessary, but not

PART II

“BARECON 2001” Standard Bareboat Charter

less than once during the period stated in Box 19 or, if Box 19 has been left blank, every sixty (60) calendar months after delivery or such other period as may be required by the Classification Society or flag state.

11.	Hire SEE CLAUSE 35

~~(a) The Charterers shall pay hire due to the Owners punctually in accordance with the terms of this Charter in respect of which time shall be of the essence.~~

~~(b) The Charterers shall pay to the Owners for the hire of the Vessel a lump sum in the amount indicated in Box 22 which shall be payable not later than every thirty running days in advance, the first lump sum being payable on the date and hour of the Vessel’s delivery to the Charterers. Hire shall be paid continuously throughout the Charter Period.~~

(c) Payment of hire shall be made in cash without discount in the currency and in the manner indicated in Box 25 and at the place mentioned in Box 26.

~~(d) Final payment of hire, if for a period of less than thirty (30) running days, shall be calculated proportionally according to the number of days remaining before redelivery and advance payment to be effected accordingly.~~

~~(e) Should the Vessel be lost or missing, hire shall cease from the date and time when she was lost or last heard of. The date upon which the Vessel is to be treated as lost or missing shall be ten (10) days after the Vessel was last reported or when the Vessel is posted as missing by Lloyd’s, whichever occurs first. Any hire paid in advance to be adjusted accordingly.~~

~~(f) Any delay in payment of hire shall entitle the Owners to interest at the rate per annum as agreed in Box 24. If Box 24 has not been filled in, the three months interbank offered rate in London (LIBOR or its successor) of the currency stated in Box 25, as quoted by the British Bankers’ Association (BBA) on the date when the hire fell due, increased by 2 per cent, shall apply.~~

~~(g) Payment of interest due under sub-clause 11(f) shall be made within seven (7) running days of the date of the Owners’ invoice specifying the amount payable or, in the absence of an invoice, at the time of the next hire payment date.~~

12.	Mortgage SEE CLAUSE 44

(only to apply if Box 28 has been appropriately filled in)

~~*)~~

~~(a) The Owners warrant that they have not effected any mortgage(s) of the Vessel and that they shall not effect any mortgage(s) without the prior consent of the Charterers, which shall not be unreasonably withheld..~~

*)

~~(b) The Vessel chartered under this Charter is financed by a mortgage according to the Financial Instrument. The Charterers undertake to comply, and provide such information and documents to enable the Owners to comply, with all such instructions or directions in regard to the employment, insurances, operation, repairs and maintenance of the Vessel as laid down in the Financial Instrument or as may be directed from time to time during the currency of the Charter by the mortgagee(s) in conformity with the Financial Instrument. The Charterers confirm that, for this purpose, they have acquainted themselves with all relevant terms, conditions and provisions of the Financial Instrument and agree to acknowledge this in writing in any form that may be required by the mortgagee(s). The Owners warrant that they have not effected any mortgage(s) other than stated in Box 28 and that they shall not agree to any amendment of the mortgage(s) referred to in Box 28 or effect any other mortgage(s) without the prior consent of the Charterers, which shall not be unreasonably withheld.~~ (Optional, Clauses 12 (a) and 12 (b) are alternatives; indicate alternative agreed in Box 28).

13.	Insurance and Repairs SEE CLAUSE 40

(a) During the Charter Period the Vessel shall be kept insured by the Charterers at their expense against hull and machinery, war and Protection and Indemnity risks (and any risks against which it is compulsory to insure for the operation of the Vessel, including maintaining financial security in accordance with sub-clause 10(a)(iii)) in underwriter’s standard form as the Owners have received, reviewed and ~~shall in writing~~ approved, ~~which approval shall not be unreasonably withheld~~.~~in such form as the Owners shall in writing approve, which approval shall not be unreasonably withheld.~~ Such insurances shall be arranged by the Charterers to protect the interests of both the Owners and the Charterers and the mortgagees (if any), and the Charterers shall be at liberty to protect under such insurances the interests of any managers they may appoint. Insurance policies shall cover the Owners and the Charterers according to their respective interests. ~~Subject to the provisions of the Financial Instrument, if any, and the approval of the Owners and the insurers, the Charterers shall effect all insured repairs and shall undertake settlement and reimbursement from the insurers of all costs in connection with such repairs as well as insured charges, expenses and liabilities to the extent of coverage under the insurances herein provided for.~~

The Charterers also to remain responsible for and to effect repairs and settlement of costs and expenses incurred thereby in respect of all other repairs not covered by the insurances and/or not exceeding any possible franchise(s) or deductibles provided for in the insurances.

All time used for repairs under the provisions of sub-clause 13(a) and for repairs of latent defects according to Clause 3(c) above, including any deviation, shall be for the Charterers’ account.

~~(b) If the conditions of the above insurances permit additional insurance to be placed by the parties, such cover shall be limited to the amount for each party set out in~~ Box 30 ~~and~~ Box 31~~, respectively. The Owners or the Charterers as the case may be shall immediately furnish the other party with particulars of any additional insurance effected, including copies of any cover notes or policies and the written consent of the insurers of any such required insurance in any case where the consent of such insurers is necessary.~~

(c) The Charterers shall upon the request of the Owners provide information and promptly execute such documents as may be reasonably required to enable the Owners to comply with the insurance provisions of the Financial Instrument.

~~(d) Subject to the provisions of the Financial Instrument, if any, should the Vessel become an actual, constructive, compromised or agreed total loss under the insurances required under sub-clause 13(a), all insurance payments for such loss shall be paid to the Owners who shall distribute the moneys between the Owners and the Charterers according to their respective interests. The Charterers undertake to notify the Owners and the mortgagee(s), if any, of any occurrences in consequence of which the Vessel is likely to become a total loss as defined in this clause.~~ SEE CLAUSE 40

(e) The Owners shall, upon the request of the Charterers, promptly execute such documents as may be required to enable the Charterers to abandon the Vessel to insurers and claim a constructive total loss.

~~(f) For the purpose of insurance coverage against hull and machinery and war risks under the provisions of sub-clause 13(a), the value of the Vessel is the sum indicated in Box 29.~~ SEE CLAUSE 40

14.	Insurance, Repairs and Classification N/A

(Optional, only to apply if expressly agreed and stated in Box 29, in which event Clause 13 shall be considered deleted).

~~During the Charter Period the Vessel shall be kept insured by the Owners at their expenses against hull and machinery and war risks under the form of policy or~~

PART II

“BARECON 2001” Standard Bareboat Charter

~~policies attached hereto. The Owners and/or insurers shall not have any right of recovery or subrogation against the Charterers on account of loss of or any damage to the Vessel or her machinery or appurtenances covered by such insurance, or on account of payments made to discharge claims against or liabilities of the Vessel or the Owners covered by such insurance.    Insurance policies shall cover the Owners and the Charterers according to their respective interests.~~

~~(b) During the Charter Period the Vessel shall be kept insured by the Charterers at their expense against Protection and Indemnity risks (and any risks against which it is compulsory to insure for the operation of the Vessel, including maintaining financial security in accordance with sub-clause 10(a)(iii)) in such form as the Owners shall in writing approve which approval shall not be unreasonably withheld.~~

~~(c) In the event that any act or negligence of the Charterers shall vitiate any of the insurance herein provided, the Charterers shall pay to the Owners all losses and indemnify the Owners against all claims and demands which would otherwise have been covered by such insurance.~~

~~(d) The Charterers shall, subject to the approval of the Owners or Owners’ Underwriters, effect all insured repairs, and the Charterers shall undertake settlement of all miscellaneous expenses in connection with such repairs as well as all insured charges, expenses and liabilities, to the extent of coverage under the insurances provided for under the provisions of sub-clause 14(a). The Charterers to be secured reimbursement through the Owners’ Underwriters for such    expenditures upon~~

~~presentation of accounts.~~

~~(e) The Charterers to remain responsible for and to effect repairs and settlement of costs and expenses incurred thereby in respect of all other repairs not covered by the insurances and/or not exceeding any possible franchise(s) or deductibles provided for in the insurances.~~

~~(f) All time used for repairs under the provisions of sub-clause 14(d) and 14(e) and for repairs of latent defects according to Clause 3 above, including any deviation, shall be for the Charterers’ account and shall form part of the Charter Period.~~

~~The Owners shall not be responsible for any expenses as are incident to the use and operation of the Vessel for such time as may be required to make such repairs.~~

~~(g) If the conditions of the above insurances permit additional insurance to be placed by the parties such cover shall be limited to the amount for each party set out in Box 30 and Box 31, respectively. The Owners or the Charterers as the case may be shall immediately furnish the other party with particulars of any additional insurance effected, including copies of any cover notes or policies and the written consent of the insurers of any such required insurance in any case where the consent of such insurers is necessary.~~

~~(h) Should the Vessel become an actual, constructive, compromised or agreed total loss under the insurances required under sub-clause 14 (a), all insurance payments for such loss shall be paid to the Owners, who shall distribute the moneys between themselves and the Charterers according to their respective interests.~~

~~(i) If the Vessel becomes an actual, constructive, compromised or agreed total loss under the insurances arranged by the Owners in accordance with sub-clause 14(a), this Charter shall terminate as of the date of such loss.~~

~~(j) The Charterers shall upon the request of the Owners, promptly execute such documents as may be required to enable the Owners to abandon the Vessel to the insurers and claim a constructive total loss.~~

~~(k) For the purpose of insurance coverage against hull and machinery and war risks under the provisions of sub-clause 14(a), the value of the Vessel is the sum indicated in Box 29.~~

~~(l) Notwithstanding anything contained in sub-clause 10(a), it is agreed that under the provisions of Clause 14, if applicable, the Owners shall keep the Vessel’s Class fully up to date with the Classification Society indicated in Box 10 and maintain all other necessary certificates in force at all times.~~

15.	~~Redelivery ALSO SEE CLAUSE 46~~

~~At the expiration of the Charter Period the Vessel shall be redelivered by the Charterers to the Owners at a safe berth or anchorage at a safe and ice-free port or place as indicated in~~ Box 16~~, in such ready safe berth as the Owners may direct. The Charterers shall give the Owners not less than thirty (30) running days’ preliminary notice of expected date, range of ports of redelivery or port or place of redelivery and not less than fourteen (14) running days’ definite notice of expected date and port or place of redelivery. Any changes thereafter in Vessel’s position shall be notified immediately to the Owners.~~

~~The Charterers warrant that they will not permit the Vessel to commence a voyage (including any preceding ballast voyage) which cannot reasonably be expected to be completed in time to allow redelivery of the Vessel within the Charter Period.    Notwithstanding the above, should the Charterers fail to redeliver the Vessel within the Charter Period, the Charterers shall pay the daily equivalent to the rate of hire stated in~~ Box 22 ~~plus 5 per cent or to the market rate, whichever is the higher, for the number of days by which the Charter Period is exceeded. All other terms, conditions and provisions of the Charter shall continue to apply.~~

~~Subject to the provisions of~~ Clause 10~~, the Vessel shall be redelivered to the Owners in substantially the same or as good structure, state, condition and class as that in which she was delivered, fair wear and tear not affecting class excepted.~~

~~The Vessel upon redelivery shall have her survey cycles up to date and trading and class certificates valid for at least the number of months agreed in~~ Box 17~~.~~

16.	Non-Lien ALSO SEE CLAUSE 47

The Charterers will not suffer, nor permit to be continued, any lien or encumbrance incurred by them or their agents, which might have priority over the title and interest of the Owners in the Vessel. ~~The Charterers further agree to fasten to the Vessel in a conspicuous place and to keep so fastened during the Charter Period a notice reading as follows:~~

~~‘This Vessel is the property of (name of Owners). It is under charter to (name of Charterers) and by the terms of the Charter Party neither the Charterers nor the Master have any right, power or authority to create, incur or permit to be imposed on the Vessel any lien whatsoever.’~~

17.	Indemnity ALSO SEE CLAUSE 54

(a) The Charterers shall indemnify the Owners against any loss, damage or expense incurred by the Owners arising out of or in relation to the operation of the Vessel by the Charterers, and against any lien of whatsoever nature arising out of an event occurring during the Charter Period. If the Vessel be arrested or otherwise detained by reason of claims or liens arising out of her operation hereunder by the Charterers, the Charterers shall at their own expense take all reasonable steps to secure that within a reasonable time the Vessel is released, including the provision of bail.

Without prejudice to the generality of the foregoing, the Charterers agree to indemnify the Owners against all consequences or liabilities arising from the Master, officers or agents signing Bills of Lading or other documents.

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“BARECON 2001” Standard Bareboat Charter

(b) If the Vessel be arrested or otherwise detained by reason of a claims or claims against the Owners, the Owners shall at their own expense take all reasonable steps to secure that within a reasonable time the Vessel is released, including the provision of bail.

In such circumstances the Owners shall indemnify the Charterers against any loss, damage or expense incurred by the Charterers (including hire paid under this Charter) as a direct consequence of such arrest or detention.

18.	Lien

The Owners to have a lien upon all cargoes, sub-hires and sub-freights belonging or due to the Charterers or any sub-charterers and any Bill of Lading freight for all claims under this Charter, and the Charterers to have a lien on the Vessel for all moneys paid in advance and not earned.

19.	Salvage

All salvage and towage performed by the Vessel shall be for the Charterers’ benefit and the cost of repairing damage occasioned thereby shall be borne by the Charterers.

20.	Wreck Removal

In the event of the Vessel becoming a wreck or obstruction to navigation the Charterers shall indemnify the Owners against any sums whatsoever which the Owners shall become liable to pay and shall pay in consequence of the Vessel becoming a wreck or obstruction to navigation.

21.	General Average

The Owners shall not contribute to General Average.

22.	Assignment, Sub-Charter and Sale

(a) The Charterers shall not assign this Charter nor sub-charter the Vessel on a bareboat basis except with the prior consent in writing of the Owners, which shall not be unreasonably withheld, and subject to such terms and conditions as the Owners shall approve. ~~Such Owners’ prior consent shall not be required provided that the Vessel remains at all times under the management of Navios Shipmanagement Inc. or an affiliate of Navios Shipmanagement Inc.~~

~~(b) The Owners shall not sell the Vessel during he currency of this Charter except with the prior written consent of the Charterers, which shall not be unreasonably withheld, and subject to the buyer accepting an assignment of this Charter.~~    SEE CLAUSE48

23.	Contracts of Carriage

*)

(a) The Charterers are to procure that all documents issued during the Charter Period evidencing the terms and conditions agreed in respect of carriage of goods shall contain a paramount clause incorporating any legislation relating to carrier’s liability for cargo compulsorily applicable in the trade; if no such legislation exists, the documents shall incorporate the Hague-Visby Rules. The documents shall also contain the New Jason Clause and the Both-to-Blame Collision Clause.

~~*)~~

~~(b) The Charterers are to procure that all passenger tickets issued during the Charter Period for the carriage of passengers and their luggage under this Charter shall contain a paramount clause incorporating any legislation relating to carrier’s liability for passengers and their luggage compulsorily applicable in the trade; if no such legislation exists, the passenger tickets shall incorporate the Athens Convention Relating the Carriage of Passengers and their Luggage by Sea, 1974, and any protocol thereto.~~

*)	Delete as applicable.

24.	Bank Guarantee

(Optional, only to apply if Box 27 filled in)

~~The Charterers undertake to furnish, before delivery of the Vessel, a first class bank guarantee or bond in the sum and at the place as indicated in Box 27 as guarantee for full performance of their obligations under this Charter.~~

25.	Requisition/Acquisition ALSO SEE CLAUSE 40 (a)/(b)

(a) In the event of the requisition for Hire of the Vessel by any governmental or other competent authority (hereinafter referred to a “Requisition for Hire”)

irrespective of the date during the Charter Period when “Requisition for Hire” may occur and irrespective of the length thereof and whether or not it be for an indefinite or a limited period of time, and irrespective of whether it may or will remain in force for the remainder of the Charter Period, this Charter shall not be deemed thereby or thereupon to be frustrated or otherwise terminated and the Charterers shall continue to pay the stipulated hire in the manner provided by this Charter until the time when the Charter would have terminated pursuant to any of the provisions hereof always provided however that in the event of “Requisition for Hire” any Requisition Hire or compensation received or receivable by the Owners shall be payable to the Charterers during the remainder of the Charter Period or the period of the ‘Requisition for Hire’ whichever be the shorter.

(b) Notwithstanding the provisions of clause 25 (a), in the event of the Owners being deprived of their ownership in the Vessel by any Compulsory Acquisition of the Vessel or requisition for title by any governmental or other competent authority, which for the avoidance of any doubt, shall exclude requisition for use or hire not involving requisition of title (hereinafter referred to as ‘Compulsory Acquisition’), then, ~~irrespective of the date during the Charter Period when “Compulsory Acquisition” may occur,~~ this Charter shall be deemed terminated as of the date of such “Compulsory Acquisition”. In such event charter hire to be considered as earned and to be paid up to the date and time of such “Compulsory Acquisition”, but not thenafter.

26.	War

(a) For the purpose of this Clause, the words ‘War Risks’ shall include any war (whether actual or threatened), act of war, civil war, hostilities, revolution, rebellion, civil commotion, warlike operations, the laying of mines (whether actual or reported), acts of piracy, acts of terrorists, acts of hostility or malicious damage, blockades (whether imposed against all vessels or imposed selectively against vessels of certain flags or ownership, or against certain cargoes or crews or otherwise howsoever), by any person, body, terrorist or political group, or the Government of any state whatsoever, which may be dangerous or are likely to be or to become dangerous to the Vessel, her cargo, crew or other persons on board the Vessel.

~~(b) The Vessel, unless the written consent of the Owners be first obtained, shall not continue to or go through any port, place, area or zone (whether of land or sea), or any waterway or canal, where it reasonably appears that the Vessel, her cargo, crew or other persons on board the Vessel, in the reasonable judgement of the Owners, may be, or are likely to be, exposed to War Risks. Should the Vessel be within any such place as aforesaid, which only becomes dangerous or is likely to be or to become dangerous, after the entry into it, the Owners shall have the right to require the Vessel to leave such area.~~

(c) The Vessel shall not load contraband cargo, or to pass through any blockade, whether such blockade be imposed on all vessels, or is imposed selectively in any way whatsoever against vessels of certain flags or ownership, or against certain cargoes or crews or otherwise howsoever, or to proceed to an area where she shall be subject, or is likely to be subject to a belligerent’s right of search and/or confiscation.

~~(d) If the insurers of the war risk insurance, when Clause 14 is applicable, should require payment of premiums and/or calls because, pursuant to the Charterers’ orders, the Vessel is within, or is due to enter and remain within, any area or areas which are specified by such insurers as being subject to additional premiums because of War Risks, then such premiums and/or calls shall be reimbursed by the Charterers to the Owners at the same time as the next payment of hire is due.~~

PART II

“BARECON 2001” Standard Bareboat Charter

(e)	The Charterers shall have the liberty:

(i)

to comply with all orders, directions, recommendations or advice as to departure, arrival, routes, sailing in convoy, ports of call, stoppages, destinations, discharge of cargo, delivery, or in any other way whatsoever which are given by the government of the nation under whose flag the vessel sails, or any other government, body or group whatsoever acting with the power to compel compliance with their orders or directions’

(ii)	to comply with the orders, directions or recommendations of any war risks underwriters who have the authority to give the same under the terms of the war risks insurance;

(iii)

to comply with the terms of any resolution of the Security Council of the United Nations, any directives of the European Community, the effective orders of any other supranational body which has the right to issue and give the same, and with national laws aimed at enforcing the same to which the Owners are subject, and to obey the orders and directions of those who are charged with their enforcement.

~~(f) In the event of outbreak of war (whether there be a declaration of war or not ) (i) between any two or more~~

~~of the following countries: the United States of America; Russia; the United Kingdom; France; and the People’s Republic of China, (ii) between any two or more of the countries stated in Box 36, both the Owners and the Charterers shall have the right to cancel this Charter, whereupon the Charterers shall redeliver the Vessel to the Owners in accordance with Clause 15, if the Vessel has cargo on board after discharge thereof at destination, or if debarred under this Clause from reaching and entering it at a near open and safe port as directed by the Owners, or if the Vessel has no cargo on board, at the port at which the Vessel then is or if at sea at a near, open and safe port as directed by the Owners. In all cases hire shall continue to be paid in accordance with Clause 11 and except as aforesaid all other provisions of this Charter shall apply until redelivery.~~

27.	Commission

~~The Owners to pay a commission at the rate indicated in~~ Box 33 ~~to the Brokers named in~~ Box 33 ~~on any hire paid under the Charter. If no rate is indicated in~~ Box 33~~, the commission to be paid by the Owners shall cover the actual expenses of the Brokers and a reasonable fee for their work.~~

~~If the full hire is not paid owing to breach of the Charter by either of the parties, the party liable therefore shall indemnify the Brokers against their loss of commission.~~ Should the parties agree to cancel the Charter, the Owners shall indemnify the Brokers against any loss of commission but in such case the commission shall not exceed the brokerage on one year’s hire.

28.	Termination

(a)	Charterer’s Default

~~The Owners shall be entitled to withdraw the Vessel from the service of the Charterers and terminate the Charter with immediate effect by written notice to the Charterers if:~~

~~(i)~~

~~the Charterers fail to pay hire in accordance with Clause 11.    However, where there is a failure to make punctual payment of hire due to oversight, negligence, errors or omissions on the part of the Charterers or their bankers, the Owners shall give the Charterers written notice of the number of clear banking days stated in Box 34 (as recognised at the agreed place of payment) in which to rectify the failure, and when so rectified within such number of days following the Owners’ notice, the payment shall stand as regular and punctual. Failure by the Charterers to pay hire within the~~

~~number of days stated in Box 34 of their receiving the Owners’ notice as provided herein, shall entitle the Owners to withdraw the Vessel from the service of the Charterers and terminate the Charter without further notice;~~

~~(ii)~~	~~the Charterers fail to comply with the requirements of:~~

~~(1) Clause 6 (Trading Restrictions)~~

~~(2) Clause 13(a) (Insurance and Repairs) provided that the Owners shall have the option, by written notice to the Charterers, to give the Charterers a specified number of days grace within which to rectify the failure without prejudice to the Owners’ right to withdraw and terminate under this Clause if the Charterers fail to comply with such notice;~~

~~(iii)~~

~~the Charterers fail to rectify any failure to comply with the requirements of sub-clause 10(a)(i) (Maintenance and Repairs) as soon as practically possible after the Owners have requested them in writing so to do and in any event so that the Vessel’s insurance cover is not prejudiced.~~

SEE CLAUSE 41 & 42

(b)	Owners’ Default

If the Owners shall by any act or omission be in breach of their obligations under this Charter to the extent that the Charterers are deprived of the use of the Vessel and such breach continues for a period of fourteen (14) running days after written notice thereof has been given by the Charterers to the Owners, the Charterers shall be entitled to terminate this Charter with immediate effect by written notice to the Owners.

(c) Loss of Vessel

~~This Charter shall be deemed to be terminated if the Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss. For the purpose of this sub-clause, the Vessel shall not be deemed to be lost unless she has either become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred.~~ SEE CLAUSE 40 (d)/(e)

(d) Either party shall be entitled to terminate this Charter with immediate effect by written notice to the other party in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of the other party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, ~~or if it suspends payment,~~ ceases to carry on business or makes any special arrangements or composition with its creditors.

(e) The termination of this Charter shall be without prejudice to all rights accrued due between the parties prior to the date of termination and to any claim that either party might have.

29.	Repossession

In the event of the termination of this Charter in accordance with the applicable provisions of Clause 28, the Owners shall have the right to repossess the Vessel from the Charterers at her current or next port of call, or at a port or place convenient to them without hindrance or interference by the Charterers, courts or local authorities. Pending physical repossession of the Vessel in accordance with this Clause 29, the Charterers shall

PART II

“BARECON 2001” Standard Bareboat Charter

hold the Vessel as gratuitous bailee only to the Owners. The Owners shall arrange for an authorised represent-ative to board the Vessel as soon as reasonably practicable following the termination of the Charter. The Vessel shall be deemed to be repossessed by the Owners from the Charterers upon the boarding of the Vessel by the Owners’ representative. All arrangements and expenses relating to the settling of wages, disembarkation and repatriation of the Charterers’ Master, officers and crew shall be the sole responsibility of the Charterers.

30.	Dispute Resolution

*)

(a) This Contract shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Contract shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators.    A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement.

Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

~~*)~~

~~(b) This Contract shall be governed by and construed in accordance with Title 9 of the United States Code and the Maritime Law of the United States and any dispute arising out of or in connection with this Contract shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may be entered on an award by any court of competent jurisdiction.    The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim~~

~~exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conduced in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc. current at the time when the arbitration proceedings are commenced.~~

~~*)~~

~~(c) This Contract shall be governed by and construed in accordance with the laws of the place mutually agreed by the parties and any dispute arising out of or in connection with this Contract shall be referred to arbitration at a mutually agreed place, subject to the procedures applicable there.~~

~~(d) Notwithstanding (a), (b) or (c) above, the parties may agree at any time to refer to mediation any difference and/or dispute arising out of or in connection with this Contract.~~

~~In the case of a dispute in respect of which arbitration has been commenced under (a), (b) or (c) above, the following shall apply:-~~

~~(i) Either party may at any time and from time to time elect to refer the dispute or part of the dispute to mediation by service on the other party of a written notice (the “Mediation Notice”) (calling on the other party to agree to mediation.~~

~~(ii)~~

~~The other party shall thereupon within 14 calendar days of receipt of the Mediation Notice confirm that they agree to mediation, in which case the parties shall thereafter agree a mediator within a further 14 calendar days, failing which on the application of either party a mediator will be appointed promptly by the Arbitration Tribunal (the “Tribunal”) or such person as the Tribunal may designate for that purpose.    The mediation shall be conducted in such place and in accordance with such procedure and on such terms as the parties may agree or, in the event of disagreement, as may be set by the mediator.~~

~~(iii)~~

~~If the other party does not agree to mediate, that fact may be brought to the attention of the Tribunal and may be taken into account by the Tribunal when allocating the costs of the arbitration as between the parties.~~

~~(iv)~~	~~The mediation shall not affect the right of either party to seek such relief or take such steps as it considers necessary to protect its interest.~~

~~(v)~~

~~Either party may advise the Tribunal that they have agreed to mediation.    The arbitration procedures shall continue during the conduct of the mediation by the Tribunal may take the mediation timetable into account when settling the timetable for steps in the arbitration.~~

~~(vi)~~	~~Unless otherwise agreed or specified in the mediation terms, each party shall bear its own costs incurred in the mediation and the parties shall share equally the mediator’s costs and expenses.~~

~~(vii)~~

~~The mediation process shall be without prejudice and confidential and no information or documents disclosed during it shall be revealed to the Tribunal except to the extent that they are disclosable under the law and procedure governing the arbitration.~~

~~(Note: the parries should be aware that the mediation process may not necessarily interrupt time limits.)~~

~~(e)~~	~~If Box 35 in Part I is not appropriately filled in, sub-clause 30(a) of this Clause shall apply. Sub-clause 30(d) shall apply in all cases.~~

*)	Sub-clauses 30(a), 30(b) and 30(c) are alternatives; indicate alternative agreed in Box 35.

31.	Notices SEE CLAUSE 50

~~(a) Any notice to be given by either party to the other party shall be in writing and may be sent by fax, telex, registered or recorded mail or by personal service.~~

~~(b)~~	~~The address of the Parties for service of such communication shall be as stated in Boxes 3 and 4 respectively.~~

“BARECON 2001” Standard Bareboat Charter

PART III

PROVISIONS TO APPLY FOR NEWBUILDING VESSELS ONLY

(Optional, only to apply if expressly agreed and stated in Box 37)

~~1.~~	~~Specifications and Shipbuilding Contract~~

~~(a) The Vessel shall be constructed in accordance with the Building Shipbuilding Contract (hereafter called “the ‘Shipbuilding Building Contract’) as annexed to this Charter, made between the Builders and the Sellers Owners and in accordance with the specifications and plans annexed thereto, such Building Contract, specifications and plans having been countersigned as approved by the Charterers.~~

~~(b) No change shall be made in the Shipbuilding Building Contract or in the specifications or plans of the Vessel as approved by the Charterers as aforesaid without the Charterers’ consent.~~

~~(c) The Charterers shall have the right to send their representative to the Builders’ Yard to inspect the Vessel during the course of her construction to satisfy themselves that construction is in accordance with such approved specifications and plans as referred to under sub-clause (a) of this Clause.~~

~~(d) The Vessel shall be built in accordance with the Building Contract and shall be of the description set out therein. Subject to the provisions of sub-clause 2(c)(ii) hereunder, the Charterers shall be bound to accept the Vessel from the Owners, completed and constructed in accordance with the Building Contract, on the date of delivery by the Builders. The Charterers undertake that having accepted the Vessel they will not thereafter raise any claims against the Owners in respect of the Vessel’s performance or specification or defects, if any.    Nevertheless, in respect of any repairs, replacements or defects which appear within the first 12 months from delivery by the Builders, the Owners shall endeavour to compel the Builders to repair, replace or remedy any defects or to recover from the Builders any expenditure incurred in carrying out such repairs, replacements or remedies. However, the Owners’ liability to the Charterers shall be limited to the extent the Owners have a valid claim against the Builders under the guarantee clause of the Building Contract (a copy whereof has been supplied to the Charterers). The Charterers shall be bound to accept such sums as the Owners are reasonably able to recover under this Clause and shall make no further claim on the Owners for the difference between the amount(s) so recovered and the actual expenditure on repairs, replacement or remedying defects or for any loss of time incurred. Any liquidated damages for physical defects or deficiencies shall accrue to the account of the party stated in Box 41(a) or if not filled in shall be shared equally between the parties. The costs of pursuing a claim or claims against the Builders under this Clause (including any liability to the Builders) shall be borne by the party stated in Box 41(b) or if not filled in shall be shared equally between the parties.~~

~~2.~~	~~Time and Place of Delivery – SEE CLAUSE 33~~

~~(a) Subject to the Vessel having completed her acceptance trials including trials of cargo equipment in accordance with the Building Contract and specifications to the satisfaction of the Charterers, the Owners shall give and the Charterers shall take delivery of the Vessel afloat when ready for delivery and properly documented at the Builders’ Yard or some other safe and readily accessible dock, wharf or place as may be agreed between the parties hereto and the Builders. Under the Building Contract, the Builders have estimated that the Vessel will be ready for delivery to the Owners as therein provided but the delivery date for the purpose of the Charter shall be the date when the Vessel is in fact ready for delivery by the Builders after completion of trials whether that be before or after as indicated in the Building Contract. The Charterers shall not be entitled to refuse acceptance of delivery of the Vessel~~

~~and upon and after such acceptance, subject to Clause 1(d), the Charterers shall not be entitled to make any claim against the Owners in respect of any conditions, representations or warranties, whether express or implied, as to the seaworthiness of the Vessel or in respect of delay in delivery.~~

~~(b) If for any reason other than a default by the Sellers Owners under the Shipbuilding Contract, the Builders become entitled under that Contract not to deliver the Vessel to the Sellers, the Owners shall upon giving to the Charterers written notice of Builders becoming so entitled, be excused from giving delivery of the Vessel to the Charterers and upon receipt of such notice by the Charterers this Charter shall cease to have effect.~~

~~(c) If for any reason the Owners become entitled under the Building Contract to reject the Vessel the Owners shall, before exercising such right of rejection, consult the Charterers and thereupon~~

~~(i) if the Charterers do not wish to take delivery of the Vessel they shall inform the Owners within seven (7) running days by notice in writing and upon receipt by the Owners of such notice this Charter shall cease to have effect; or~~

~~(ii) if the Charterers wish to take delivery of the Vessel they may by notice in writing within seven (7) running days require the Owners to negotiate with the Builders as to the terms on which delivery should be taken and/or refrain from exercising their right of rejection and upon receipt of such notice the Owners shall commence such negotiations and/or take delivery of the Vessel from the Builders and deliver her to the Charterers;~~

~~(iii) in no circumstances shall the Charterers be entitled to reject the Vessel unless the Owners are able to reject the Vessel from the Builders; SEE CLAUSE 33~~

~~(iv) if this Charter terminates under sub-clause (b) of this Clause, the Owners shall thereafter not be liable to the Charterers for any claim under or arising out of this Charter or its termination.~~

~~(d) Any liquidated damages for delay in delivery under the Building Contract and any costs incurred in pursuing a claim therefor shall accrue to the account of the party stated in Box 41(c) or if not filled in shall be shared equally between the parties.~~

3.	~~Guarantee Works —SEE CLAUSE 32~~

~~If not otherwise agreed, the Owners authorise the Charterers to arrange for the guarantee works to be performed in accordance with the Shipbuilding building Contract terms, and hire to continue during the period of guarantee works. The Charterers have to advise the Owners about the performance to the extent the Owners may request.~~

4.	~~Name of Vessel – SEE CLAUSE 44~~

~~The name of the Vessel shall be mutually agreed between the Owners and the Charterers and the Vessel shall be painted in the colours, display the funnel insignia and fly the house flag as required by the Charterers.~~

5.	~~Survey on Redelivery —SEE CLAUSE 46~~

~~The Owners and the Charterers shall appoint surveyors for the purpose of determining and agreeing in writing the condition of the Vessel at the time of redelivery.~~

~~Without prejudice to Clause 15 (PART II), the Charterers shall bear all survey expenses and all other costs, if any, including the cost of docking and undocking, if required, as well as all repair costs incurred. The Charterers shall also bear all loss of time spent in connection with any docking and undocking as well as repairs, which shall be paid at the rate of hire per day or pro rata.~~

“BARECON 2001” Standard Bareboat Charter

PART IV

HIRE/PURCHASE AGREEMENT

(Optional, only to apply if expressly agreed and stated in Box 42)

~~On expiration of this Charter and provided the Charterers have fulfilled their obligations according to PART I and II as well as PART III, if applicable, it is agreed that on payment of the final payment of hire as per Clause 11 the Charterers have purchased the Vessel with everything belonging to her and the Vessel is fully paid for.~~

~~In the following paragraphs the Owners are referred to as the Sellers and the Charterers as the Buyers.~~

~~The Vessel shall be delivered by the Sellers and taken over by the Buyers on expiration of the Charter.~~

~~The Sellers guarantee that the Vessel, at the time of delivery, is free from all encumbrances and maritime liens or any debts whatsoever other than those arising from anything done or not done by the Buyers or any existing mortgage agreed not to be paid off by the time of delivery. Should any claims, which have been incurred prior to the time of delivery, be made against the Vessel, the Sellers hereby undertake to indemnify the Buyers against all consequences of such claims to the extent it can be proved that the Sellers are responsible for such claims. Any taxes, notarial, consular and other charges and expense connected with the purchase and registration under Buyers’ flag shall be for Buyers’ account. Any taxes, consular and other charges and expenses connected with closing of the Sellers’ register shall be for Sellers’ account.~~

~~In exchange for payment of the last month’s hire instalment the Sellers shall furnish the Buyers with a Bill of Sale duly attested and legalised, together with a certificate setting out the registered encumbrances, if any. On delivery of the Vessel the Sellers shall provide for deletion of the Vessel from the Ship’s Register and deliver a certificate of deletion to the Buyers.~~

~~The Sellers shall, at the time of delivery, hand to the Buyers all classification certificates (for hull, engines, anchors, chains, etc) as well as all plans which may be in Sellers’ possession.~~

~~The wireless installation and nautical instruments, unless on hire, shall be included in the sale without any extra payment.~~

~~The Vessel with everything belonging to her shall be at Sellers’ risk and expense until she is delivered to the Buyers, subject to the conditions of this Contract, and the Vessel with everything belonging to her shall be delivered and taken over as she is at the time of delivery, after which the Sellers shall have no responsibility for possible faults or deficiencies of any description.~~

~~The Buyers undertake to pay for the repatriation of the Maser, officers, and other personnel if appointed by the Sellers to the port where the Vessel entered the Bareboat Charter as per Clause 3 (PART II) or to pay the equivalent cost of their journey to any other place.~~

“BARECON 2001” Standard Bareboat Charter

PART V

PROVISIONS TO APPLY FOR VESSELS REGISTERED IN A BAREBOAT CHARTER REGISTRY

(Optional, only to apply if expressly agreed and stated in Box 43)

1.	~~Definitions~~

~~For the purpose of this PART V, the following terms shall have the meanings hereby assigned to them:~~

~~“~~The Bareboat Charter Registry~~” shall mean the registry of the state whose flag the Vessel will fly and in which the Charterers are registered as the bareboat charterers during the period of the Bareboat Charter.~~

~~“~~The Underlying Registry~~” shall mean the registry of the state in which the Owners of the Vessel are registered as Owners and to which jurisdiction and control of the Vessel will revert upon termination of the Bareboat Charter Registration.~~

2.	~~Mortgage – See Clause 44~~

~~The Vessel chartered under this Charter is financed by a mortgage and the provisions of~~ Clause 12(b) ~~(PART II) shall apply.~~

3.	~~Termination of Charter by Default~~

~~If the Vessel chartered under this Charter is registered in a Bareboat Charter Registry as stated in Box 44, and if the Owners shall default in the payment of any amounts due under the mortgage(s) specified in Box 28, the Charterers shall, if so required by the mortgagee, direct the Owners to re-register the Vessel in the Underlying Registry as shown in Box 45.~~

~~In the event of the Vessel being deleted from the Bareboat Charter Registry as stated in~~ Box 44~~, due to a default by the Owners in the payment of any amounts due under the mortgage(s), the Charterers shall have the right to terminate this Charter forthwith and without prejudice to any other claim they may have against the Owners under this Charter.~~

Additional Clauses

to

the Bareboat Charter Party dated 30th November, 2021 (this “Charter”) by

K.T.M. Corporation S.A. guaranteed by Kawana Kaiun Co., Ltd. as owner (the “Owners”) and

Pueblo Holdings Ltd. as charterer (the “Charterers”)

in respect of MV “Navios Lumen” (the “Vessel”)

32.	DELIVERY

(a) The Charterers shall take delivery of the Vessel under this Charter simultaneously with delivery by Charterers as sellers to the Owners as buyers under the MOA, and the Owners shall be obliged to deliver the Vessel to the Charterers hereunder in the same moment as the Owners is taking delivery of the Vessel under the MOA.

(b) The Owners warrant that the Vessel, at time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, other than (i) those incurred prior to the delivery of the Vessel hereunder, (ii) this Charter and (iii) the mortgage over the Vessel, assignment of insurance in respect of the Vessel and the assignment of the charter hires in respect hereof in favour of the Mortgagee.

(c) The Vessel shall be delivered under this Charter in the same condition and with the same equipment, inventory and spare parts as she is delivered to the Owners under the MOA. The Charterers know the Vessel’s condition at the time of delivery, and expressly agree that the Vessel’s condition as delivered under the MOA is acceptable and in accordance with the provisions of this Charter. The Vessel shall be delivered to the Charterers under this Charter strictly “as is/where is”, and the Charterers shall waive any and all claims against the Owners under this Charter on account of any conditions, seaworthiness, representations, warranties expressed or implied in respect of the Vessel (including but not limited to any bunkers, oils, spare parts and other items whatsoever) on delivery.

33.	ISM CODE

During the currency of this Charter the Charterers shall procure at the costs and expenses and time of the Charterers that the Vessel and the “company” (as defined by the ISM code) shall comply with the requirements of the ISM code. Upon request the Charterers shall provide a copy of relevant documents of compliance (DOC) and safety management certificate (SMC) to the Owners. For the avoidance of any doubt any loss, damage, expense or delay caused by the failure on the part of the “Company” to comply with the ISM code shall be for the Charterers’ account.

34.	CHARTER PERIOD

(a)	The Owners shall let to the Charterers and the Charterers shall take the Vessel on charter for the period and upon the terms and conditions contained herein.

(b)

Subject always to the provisions hereto, the period of the chartering of the Vessel hereunder (hereinafter referred to as the “Charter Period”) shall comprise (unless terminated at an earlier date in accordance with the terms hereof) a charter period of Eight (8) years from the date of the delivery of the Vessel by the Owners to the Charterers under this Charter (the “Delivery Date”) with up to three (3) months more or less in the Charterers’ option, provided always that the chartering of the Vessel hereunder may be terminated by the Owners pursuant to Clause 41 or shall terminate in the event of the Total Loss or Compulsory Acquisition of the Vessel subject to, and in accordance with provisions of Clause 40.

35.	CHARTER HIRE

The Charterers shall, throughout the Charter Period, pay charter hire (“Charter Hire”) to the Owners monthly in advance at the agreed following rate by telegraphic transfer for each successive period of a month commencing with the Delivery Date and with subsequent installments at monthly intervals after the date of payment of such first installment by and until the redelivery of the Vessel. Time is of the essence for payment of the Charter Hire under this Charter.

1st – 4th Year	USD 7,500 / day
5th – 8th Year	USD 7,350 / day

No address commission.

36. PAYMENTS

(a)	Notwithstanding anything to the contrary contained in this Charter, all payments by the Charterers hereunder (whether by way of hire or otherwise) shall be made as follows:-

(i)	not later than 11:00 a.m. (New York time) on one Banking Day prior to the date on which the relevant payment is due under the terms of this Charter: and

(ii)

in United States Dollars to THE HIROSHIMA BANK, LTD. (or such other bank or banks as may from time to time be notified by the Owners to the Charterers by not less than fourteen (14) days’ prior written notice) for the account of the Owners .

(b)

If any day for the making of any payment hereunder shall not be a Banking Day (being, for all purposes of this Charter, a day on which banks are open for transaction of business of the nature required by this Charter in Japan, Piraeus/Greece, London and New York) the due date for payment of the same shall be the immediately preceding Banking Day.

(c)

Subject to the terms of this Charter, the Charterers’ obligation to pay hire in accordance with the requirements of Clause 35 and this Clause 36 and to pay certain amount of insurance benefit pursuant to Clause 40 (e) and to pay the Termination Compensation pursuant to Clause 42 shall be absolute irrespective of any contingency whatsoever, including (but not limited to) (i) any failure or delay on the part of any party hereto or thereto, whether with or without fault on its part, other than the Owners, in performing or complying with any of the terms or covenants hereunder, (ii) any insolvency, bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceedings by or against the Owners or the Charterers or any change in the constitution of the Owners or the Charterers or any other person, (iii) any invalidity or unenforceability or lack of due authorization of or other defect in this Charter, or (iv) any other cause which would or might but for this provision have the effect of terminating or in any way affecting any obligation of the Charterers under this Charter.

(d)

In the event of failure by the Charterers to pay on the due date for payment thereof under this Charter, or in the case of a sum payable on demand, within ten (10) Banking Days of the date of demand, any hire or other amount payable by them under this Charter, the Charterers shall pay to the Owners on demand interest on such hire or other amount from (and including) the date of such failure to (and including) the date of actual payment (both before and after any relevant judgment or winding up of the Charterers) at the rate to be the aggregate of (i) two & one-half per centum

(2 1⁄2%) and (ii) the London Interbank Offered Rate for US Dollar deposits of not more than one month’s duration (as selected by the Owners or their funders in the light of the likely duration of the default in question) (as such rate is from time to time quoted by leading banks in the London Interbank Market).

•	Interest payable by the Charterers as aforesaid shall be compounded at such intervals as the Owners shall determine and shall be payable on demand.

(e)	Any interest payable under this Charter shall accrue from day to day and shall be calculated on the actual number of days elapsed and a three hundred and sixty (360) day year.

(f)

In this Charter, unless the context otherwise requires, “month” means a period beginning in one calendar month (and, in the case of the first month, on the date of delivery hereunder) and ending in the succeeding calendar month on the day numerically corresponding to the day of the calendar month in which such period started provided that if there is no such numerically corresponding day, such period shall end on the last day in the relevant calendar month and “monthly” shall be construed accordingly.

37.	FLAG AND CLASS

(a)	The Vessel shall upon the Delivery Date be registered in the name of the Owners under the Panamanian flag.

(b)

The Owners shall have no right either to transfer the flag of Vessel from Panama to any other registry or to require the Charterers to transfer the Vessel’s classification society. The Charterers shall, at any time after the Delivery Date and at the Charterers’ expense, have the right to transfer the Vessel’s classification society from American Bureau of Shipping (ABS) to any other classification society at least equivalent to ABS.

(c)

Further, in the event that the Charterers need to change the flag of the Vessel, the Charterers can change the flag with the Owner’s consent, which should not be unreasonably withheld, provided however that any expenses and time (including but not limited to legal charges for finance documents for the Mortgagee) shall be for the Charterers‘account.

(d)

Subject to the Charterers’ supplying the standard de-registration agreement reasonably satisfactory to the Mortgagee and with the prior written consent of the Owner which shall not be unreasonably withheld, the Charterers are entitled to establish the standard bareboat registration on the Vessel at the costs, expense and time of the Charterers.

(e)

If during the Charter Period there are any modifications, improvements, structural changes or new equipment made to the Vessel which are compulsory for the Vessel to comply with change to rules and regulations and/or new requirements (including but not limited to IMO) to which operation of the Vessel is required to conform, the cost, time and risk relating to such modifications shall be for the account of the Charterers.

(f)

All operational cost including required cost in relation to Vessel’s flag (such as tonnage tax, insurance and crew certs etc) would be for Charterers account. However, the Owners’ financing cost and cost for registration and discharge of their mortgage and other security documents in respect of the Vessel would be for Owners account, and Owners and Charterers shall equally bear initial registration cost to Vessel’s flag under Owners’ name. For the bareboat charter and the sale of the vessel, each party should bear its own costs.

38.	IMPROVEMENT AND ADDITIONS

The Charterers shall have the right to fit additional equipment and to make severable improvements and additions at their expense and risk. Such additional equipment, improvements and additions shall be removed from the Vessel without causing any material damage to the Vessel (any such damage being made good by the Charterers at their time and expense) provided however that the Charterers shall redeliver the Vessel without removing such additional equipment, improvements and additions if the Owners consent to such non-removal before the redelivery.

The Charterers shall also have the right to make structural or non-severable improvements and additions to the Vessel at their own time, costs and expense and risk provided that such improvements and additions do not diminish the market value of the Vessel and are not likely to diminish the market value of the Vessel during or at the end of the Charter Period and do not in any way affect or prejudice the marketability or the useful life of the Vessel and are not likely to affect or prejudice the marketability or the useful life of the Vessel during or at the end of the Charter Period.

39.	UNDERTAKING

The Charterers undertake and agree that throughout the Charter period they will:-

(a)

use reasonable endeavors to and as soon as practicably possible notify the Owners in writing of any Termination Event (or event of which they are aware which, with the giving of notice and/or lapse of time or other applicable condition, would constitute a Termination Event);

(b)

use reasonable endeavors to and as soon as practicably possible notify the Owners in writing of any accident to the Vessel involving repairs the cost of which will or is likely to exceed US Dollars Five Hundred Thousand (US$500,000.00-) or the equivalent in any other currency;

(c)

use reasonable endeavors to and as soon as practicably possible notify the Owners in writing of any occurrence in consequence whereof the Vessel has become or is likely to become a Total Loss (as defined in Clause 40 (e) hereof) or the Compulsory Acquisition (as defined in Clause 25 (b) hereof); or

(d)	use reasonable endeavors to and as soon as practicably possible notify the Owners in writing of any capture, seizure, arrest or detention of the Vessel or requisition for use or hire of the Vessel; or

(e)	supply to the Owners copies of the survey reports issued in respect of such periodical or other surveys as may be required for classification purposes upon requests; or

(f)	provide reasonable documents relating to cargo carried on board the Vessel upon requests in connection with sanction diligence only

40.	INSURANCE, TOTAL LOSS AND COMPULSORY ACQUISITION

(a)

For the purposes of this Charter, the term “Total Loss” shall include actual or constructive or compromised or agreed or arranged total loss of the Vessel including any such total loss as may arise during a requisition for hire. “Compulsory Acquisition” shall have the meaning assigned thereto in Clause 25(b) hereof.

(b)	The Charterers undertake with the Owners that throughout the Charter Period:-

(i)

they will keep the Vessel insured in underwriter’s standard form as the Owners shall in writing approve, which approval shall not be unreasonably withheld, with such insurers (including P&I and war risks associations) as shall be reasonably acceptable to the Owners with deductibles reasonably acceptable to the Owners (it being agreed and understood by the Charterers that there shall be no element of self- insurance or insurance through captive insurance companies without the prior written consent of the Owners);

(ii)

they will be properly entered in and keep entry of the Vessel with P&I Club that is a member of the International Group of Protection and Indemnity Association for the full commercial value and tonnage of the Vessel and against all prudent P&I Risks in accordance with the rules of such association or club including, in case of oil pollution liability risks equal to the highest level of cover from time to time available under the basic entry with such P&I (but always a minimum of USD1,000,000,000.);

(iii)

The policies in respect of the insurances against fire and usual marine risks and policies or entries in respect of the insurances against war risks shall, in each case, include the following loss payable provisions:-

(a)	For so long as the Vessel is mortgaged and in accordance with the Deed of Assignment of insurances entered or to be entered into between the Charterers and any mortgagee (the “Assignee”):

Until such time as the Assignee shall have notified the insurers to the contrary:

(i)

All recoveries hereunder in respect of an actual, constructive or compromised or arranged total loss shall be paid in full to the Assignee without any deduction or deductions whatsoever and applied in accordance with clause 40 (e);

(ii)

All other recoveries not exceeding United States Dollars Five Hundred Thousand (US$500,000.00) shall be paid in full to the Charterers or to their order without any deduction or deductions whatsoever; and

(iii)

All other recoveries exceeding United States Dollars Five Hundred Thousand (US$500,000.00) shall, subject to the prior written consent of the Assignee be paid in full to the Charterers or their order without any deduction whatsoever.

(b)	During any periods when the Vessel is not mortgaged and the after the reassignment of the insurances from the Assignee to the Owners:

(i)

All recoveries hereunder in respect of an actual, constructive or compromised or arranged total loss shall be paid in full to the Owners without any deduction or deductions whatsoever and applied in accordance with clause 40 (e);

(ii)	All other recoveries not exceeding United States Dollars one million (US$1,000,000.00) shall be paid in full to the Charterers or to their order without any deduction or deductions whatsoever; and

(iii)

All other recoveries exceeding United States Dollars one million (US$1,000,000.00) shall, subject to the prior written consent of the Owners be paid in full to the Charterers or their order without any deduction whatsoever;

and the Owners and Charterers agree to be bound by the above provisions.

(iv)

the Charterers shall procure that duplicates of all cover notes, policies, insurance slips and certificates of entry shall be furnished to the Owners for their custody upon each of the Delivery Date and renewal or change of the relevant insurances of the Vessel or upon reasonable demand by the Owners;

(v)	the Charterers shall procure that the insurers and the war risk and protection and indemnity associations with which the Vessel is entered shall

(A)	furnish the Owners with a letter or letters of undertaking in relevant underwriter’s standard form and in accordance with the underwriters’ rules.

(B)	supply to the Owners such information in relation to the insurances effected, or to be effected, with them as the Owners may from time to time reasonably require: and

(vi)

the Charterers shall procure that the policies, entries or other instruments evidencing the insurances are endorsed to the effect that the insurers shall give to the Owners as soon as practicably possible prior written notification of any material amendment and seven (7) days with respect to suspension, cancellation or termination of the insurances in accordance with the underwriters’ guidance and rules.

(c)

Notwithstanding anything to the contrary contained in Clauses 13 and any other provisions hereof, the Vessel shall be kept insured during the Charter Period in respect of marine and war risks on hull and machinery basis (The Charterers shall have the option, to take out on a full hull and machinery basis increased value or total loss cover in an amount not exceeding thirty per centum (30%) of the total amount insured from time to time) for not less than the amounts specified in column (b) in the table set out below in respect of the one-yearly period during the Charter Period specified in column (a) (on the assumption that the first such period commences on the Delivery Date) against such amount (hereinafter referred to as the “Minimum Insured Value”):

(a) Year	(b) Minimum Insured Value
1	US$	20,900,000.-
2	US$	18,493,750.-
3	US$	16,087,500.-
4	US$	13,681,250.-
5	US$	11,275,000.-
6	US$	8,868,750.-
7	US$	6,462,500.-
8	US$	4,056,250.-

(d)	(i) If the Vessel shall become a Total Loss or be subject to Compulsory Acquisition the Chartering of the Vessel to the Charterers hereunder shall cease and the Charterers shall:-

(A)

immediately pay to the Owners all hire, and any other amounts, which have fallen due for payment under this Charter and have not been paid as at and up to the date on which the Total Loss or Compulsory Acquisition occurred (the “Date of Loss”) together with interest thereon at a rate reflecting the Owners’

reasonable cost of funds at such intervals, which amount to be agreed between the Owners and the Charterers and shall cease to be under any liability to pay any hire, but not any other amounts, thereafter becoming due and payable under this Charter, Provided that all hire and any other amounts prepaid by the Charterers subsequent to the Date of Loss shall be forthwith refunded by the Owners:

(B)	for the purposes of this sub-clause, the expression “relevant Minimum Insured Value” shall mean the Minimum Insured Value applying to the one-year period in which the Date of Loss occurs.

(ii)	For the purpose of ascertaining the Date of Loss:-

(A)

an actual total loss of the Vessel shall be deemed to have occurred at noon (London time) on the actual date the Vessel was lost but in the event of the date of the loss being unknown the actual total loss shall be deemed to have occurred at noon (London time) on the date on which it is acknowledged by the insurers to have occurred:

(B)

a constructive, compromised, agreed, or arranged total loss of the Vessel shall be deemed to have occurred at noon (London time) on the date that notice claiming such a total loss of the Vessel is given to the insurers, or, if the insurers do not admit such a claim, at the date and time at which a total loss is subsequently admitted by the insurers or adjudged by a competent court of law or arbitration tribunal to have occurred. Either the Owners or, with the prior written consent of the Owners (such consent not to be unreasonably withheld), the Charterers shall be entitled to give notice claiming a constructive total loss but prior to the giving of such notice there shall be consultation between the Charterers and the Owners and the party proposing to give such notice shall be supplied with all such information as such party may request; and

(C)	Compulsory Acquisition shall be deemed to have occurred at the time of occurrence of the relevant circumstances described in Clause25 (b) hereof.

(e)

All moneys payable under the insurance effected by the Charterers pursuant to Clauses 13 and 40, or other compensation, in respect of a Total Loss or pursuant to Compulsory Acquisition of the Vessel shall be received in full by the Owners (or the Mortgagees as assignees thereof) and applied by the Owners (or, as the case may be, the Mortgagees):-

FIRST, in payment of all the Owners’ costs incidental to the collection thereof,

SECONDLY, in or towards payment to the Owners (to the extent that the Owners have not already received the same in full) of a sum equal to the aggregate of (i) unpaid but due hire and other moneys (if any) under this Charter and unpaid interest thereon up to and including the Date of Loss and (ii) the following termination sum or pro-rata de-escalation which shall be payable as at the Date of Loss, and

(a)	(b)
Year	Termination Sum
Delivery Date:	USD 20,400,000.-
At end of 1st year:	USD 18,300,000.-
At end of 2nd year:	USD 16,200,000.-
At end of 3rd year:	USD 14,100,000.-
At end of 4th year:	USD 12,000,000.-
At end of 5th year:	USD 9,900,000.-
At end of 6th year:	USD 7,800,000.-
At end of 7th year:	USD 5,700,000.-
At end of 8th year:	USD 3,600,000.-

THIRDLY, in payment of any surplus to the Charterers by way of compensation for early termination.

(f)	The Charterers and the Mortgagee shall execute the “Assignment of Insurances” of which contents and wording shall be mutually agreed between the Owners and the Charterers.

41.	TERMINATION EVENTS

(a)	Each of the following events shall be a “Termination Event” for purposes of this Charter:-

(i)

if any installment of hire or any other sum payable by the Charterers under this Charter (including any sum expressed to be payable by the Charterers on demand) shall not be paid at its due date under this Charter or within ten (10) Banking Days of the date of demand and such failure to pay is not remedied within ten (10) Banking Days of receipt by the Charterers of written notice from the Owners notifying the Charterers of such failure and requesting that payment is made; or

(ii)

Save in circumstances where requisition for hire or compulsory requisition result in termination of insurances for the Vessel, if either (A) the Charterers shall fail at any time to effect or maintain any insurances required to be effected and maintained under this Charter, or any insurer shall avoid or cancel any such insurances (other than where the Charterer proved that the relevant avoidance or cancellation results from an event or circumstance outside the reasonable control of the Charterers and the relevant insurances are reinstated or re-constituted in a manner meeting the requirements of this Charter within five (5) Banking Days of such avoidance or cancellation) or the Charterers shall commit any breach of or make any misrepresentation in respect of any such insurances the result of which the relevant insurer avoids the policy or otherwise excuses or releases itself from all or any of its liability thereunder, or (B) any of the said insurances shall cease for any reason whatsoever to be in full force and effect (other than where the Charterer proved that the reason in question is outside the reasonable control of the Charterer and the relevant insurances are reinstated or re-constituted in a manner meeting the requirements of this Charter within five (5) Banking Days of such cease); or

(iii)

if the Charterers shall at any time fail to observe or perform any of their material obligations under this Charter, other than those obligations referred to in sub-clause (i) or sub-clause (ii) of this Clause 41(a), and such failure to observe or perform any such obligation is either not remediable or is remediable but is not remedied within thirty (30) days of receipt by the Charterers of a written notice from the Owners requesting remedial action; or

(iv)

if any material representation or warranty by the Charterers in connection with this Charter or in any document or certificate furnished to the Owners by the Charterers in connection herewith or therewith shall prove to have been untrue, inaccurate or misleading in any material respect when made (and such occurrence continues unremedied for a period of thirty (30) days after receipt by the Charterers of written notice from the Owners requesting remedial action): or

(v)

if a petition shall be presented (and not withdrawn or stayed within sixty (60) days) or an order shall be made or an effective resolution shall be passed for the administration or winding-up of the Charterers (other than for the purpose of a reconstruction or amalgamation during and after which the Charterers remain solvent and the terms of which have been previously approved in writing by the Owners which approval shall not be unreasonably withheld) or if an encumbrancer shall take possession or an administrative or other receiver shall be appointed of the whole or any substantial part of the property, undertaking or assets of the Charterers or if an administrator of the Charterers shall be appointed (and, in any such case, such possession is not given up or such appointment is not withdrawn within sixty (60) days) or if anything analogous to any of the foregoing shall occur under the laws of the place of the Charterers’ incorporation, or

(vi)

if the Charterers shall stop payments to all of its creditors or shall cease to carry on or suspend all or a substantial part of their business or shall be unable to pay their debts, or shall admit in writing their inability to pay their debts, as they become due or shall otherwise become or be adjudicated insolvent; or

(vii)	if the Charterers shall apply to any court or other tribunal for, a moratorium or suspension of payments with respect to all or a substantial part of their debts or liabilities, or

(viii) (A)

if the Vessel is arrested or detained (other than for reasons solely attributable to the Owners or to those for whom, for the purposes of this provision, the Owners shall be deemed responsible, including without limitation, any legal person who, at the date hereof or at any time in the future is affiliated with the Owners) and such arrest or detention is not lifted within thirty (30) days (or such longer period as the Owners may reasonably agree in writing in the light of all the circumstances) ; or

(B)

if a distress or execution shall be levied or enforced upon or sued out against all or any substantial part of the property or assets of the Charterers and shall not be discharged or stayed within thirty (30) days; or

(ix)

if any consent, authorization, license or approval necessary for this Charter to be or remain the valid legally binding obligations of the Charterers, or to the Charterers to perform their obligations hereunder or thereunder, shall be materially adversely modified or is not granted or is revoked, suspended, withdrawn or terminated or expires and is not renewed (provided that the occurrence of such circumstances shall not give rise to a Termination Event if the same are remedied within thirty (30) days of the date of their occurrence); or

(x)

if (a) any legal proceeding for the purpose of the reconstruction or rehabilitation of the Charterers is commenced and continuing in any jurisdiction and (b) the Owners receive a termination notice from the receiver, trustee or others of the Charterers which informs the termination/rejection of the Charter pursuant to the relevant laws, codes and regulations applicable to such proceeding.

(b)

Any Termination Event shall constitute a repudiatory breach of, or breach of condition by the Charterers under, this Charter or an agreed terminating event the occurrence of which will (in any such case) entitle the Owners by notice to the Charterers to terminate the chartering of the Vessel under this Charter and recover the amounts provided for in Clause 42(c) either as liquidated damages or as an agreed sum payable on the occurrence of such event.

42.	OWNERS’ RIGHTS ON TERMINATION

(a)

At any time after a Termination Event shall have occurred and be continuing, the Owners may, by notice to the Charterers immediately, or on such date as the Owners shall specify, terminate the chartering by the Charterers of the Vessel under this Charter, whereupon the Vessel shall no longer be in the possession of the Charterers with the consent of the Owners, and the Charterers shall redeliver the Vessel to the Owners. For the avoidance of doubt, in case of the termination of the Charter in accordance with 41 (a) (x) hereof, the Charter shall be deemed to be terminated upon receipt by the Owners of the termination notice set forth in Clause 41 (a) (x) hereof.

(b)

On or at any time after termination of the chartering by the Charterers of the Vessel pursuant to Clause 42(a) hereof the Owners shall be entitled to retake possession of the Vessel in accordance with Clause 29 hereof, the Charterers hereby agreeing that the Owners, for that purpose, may put into force and exercise all their rights and entitlements at law and may enter upon any premises belonging to or in the occupation or under the control of the Charterers where the Vessel may be located.

(c)

If the Owners pursuant to Clause 42(a) hereof give notice to terminate the chartering by the Charterers of the Vessel, the Charterers shall pay to the Owners on the date of termination (the “Termination Date”), the aggregate of (A) all hire due and payable, but unpaid, under this Charter to (and including) the Termination Date together with interest accrued thereon pursuant to Clause 36(d) hereof from the due date for payment thereof to the Termination Date, (B) any sums, other than hire, due and payable by the Charterers, but unpaid, under this Charter together with interest accrued thereon pursuant to Clause 36(d) to the Termination Date and (C) any actual direct financial loss suffered by the Owners which direct loss shall be determined as the shortfall, if any, between (a) the current market value of the Vessel, in the event that the Vessel is not sold within 3 months from the Termination Date, (average value as estimated by two independent valuers such as major London brokers i.e. Arrow Valuations Ltd, Barry Rogliano Salles, Braemar ACM Shipbroking, H Clarkson & Co. Ltd., E.A. Gibsons Shipbrokers, Fearnleys, Galbraith, Simpson Spencer & Young, Howe Robinson & Co Ltd London and Maersk Broker K.S. (to include, in each case, their successors or assigns and such subsidiary or other company in the same corporate group through which valuations are commonly issued by each of these brokers), or such other first-class independent broker as the Owners and Charterers may agree in writing from time to time) and (b) the Remaining Purchase Option Price (as defined in Clause 49.2 hereof) at any given time always taking into account any charterhire paid during the year to which the specified Remaining Purchase Option Price relates PROVIDED ALWAYS that if the said market value exceeds the aggregate of (A) and (B) and the Remaining Purchase Option Price, then the Owners shall pay the amount of such excess to the Charterers forthwith. The aggregate of (A), (B) and (C) above shall hereinafter be referred to as the “Termination Compensation”). Nevertheless, if the Vessel is sold or transferred within 3 months after the Termination Date, Clause 42 (e) shall apply.

(d)

If the Charter is terminated in accordance with this Clause 42 the Charterers shall immediately redeliver the Vessel at a safe and ice-free port or place as indicated by the Owners. The Vessel shall be redelivered to the Owners in substantially the same condition and class as that in which she was delivered, fair wear and tear not affecting class excepted.

(e)

Following the re-delivery of the Vessel by the Charterers after a termination of this Charter on the Termination Date, if the Owners subsequently intend to sell the Vessel, they shall notify the Charterers in writing of the potential sale and the potential sale price of the Vessel (the “Proposed Owners’ Sale Price”) whereupon the Charterers (or their nominee) may, within 5 days of such notification, elect to purchase the Vessel by paying an amount which is the higher of (I) the Proposed Owners’ Sale Price and (II) the aggregate of clause 42 (c) (A) and (B) and the Remaining Purchase Option Price (as defined in Clause 48.2). If the Charterers notify the Owners that they do not intend to purchase the Vessel or the Charterers do not respond to the Owners within such days’ period (or such longer period as the Owners may in their absolute discretion determine), the Owners may sell the Vessel on such terms as the Owners may deem fit but for avoidance of any doubt, in the event that the selling price of the Vessel exceeds the aggregate of Clause 42 (c) (A), (B), the remaining Purchase Option Price and all costs and expenses (including but not limited to brokerage fees and attorney’s fees) reasonably incurred by the Owners for negotiation, preparation, execution and performance of such sale, then any amount in excess of this should be paid to the Charterers.

43.	NAME

The Charterers shall, subject only to prior notification to the relevant authorities of the jurisdiction in which for the time being the Vessel is registered, be entitled from time to time to change the name of the Vessel. During the Charter Period, the Charterers shall have the liberty to paint the Vessel in their own colours, install and display their funnel insignia and fly their own house flag. Painting and installment shall be at Charterers’ expense and time. The Charterer shall also have the liberty to change the name of the Vessel during the Charter Period at the expense and time of the Charterers (including the legal charge for finance documents for the Mortgagee, if any).

The Owners shall have no right to change the name of the Vessel during the Charter Period.

44.	MORTGAGE and ASSIGNMENT

The Owners confirm that they are familiar with the terms of the assignment of insurances made or to be made by the Charterers in favour or the Mortgagee, and they agree to the terms thereof and will do nothing that conflicts therewith, excepting that the Owners shall be entitled to assign its rights, title and interest in and to this Charter to the Mortgagee or its assignee. Neither party shall assign its right or obligations or part of thereof to any third party without the written consent of the other.

In respect of the Vessel the Owners undertake not to borrow more than the respective purchase option prices as set out at the relevant milestone in Clause 49 hereof.

The Owners have the right to register a first preferred mortgage on the Vessel in favour of the Mortgagee (THE HIROSHIMA BANK, LTD.) securing a loan under the Loan Agreement under standard mortgages and security documentation. In which case, the Owners undertake to procure from the Mortgagee a Letter/Agreement of Quiet Enjoyment in a form and substance reasonably acceptable to the Charterers.

The Charterers agree to sign an acknowledgement of the Owners’ charterhire assignment or any other comparable document reasonably required by the Mortgagee, in favour of the Mortgagee. During the course of the Charter the Owners have the right to register a substitute mortgage in favour of another bank provided such registration is effected in a similar amount to the loan amount outstanding with the Mortgagee at that time and only if such substitute mortgagee executes a Letter/Agreement of Quiet Enjoyment in favour of the Charterers in the same form as that provided by the Mortgagee or the form reasonably acceptable for the Charterers. The Charterers will then agree to sign a charterhire assignment in favour of the substitute mortgage in a form as shall be agreed by the Charterers, which agreement not be unreasonably withheld. Any cost incurred by the Charterers shall be for Owners’ account.

Subject to the term and conditions of this Charter, the Charterers also agree that the Owners have the right to assign its rights, title and interest in and to the insurances by way of assignment of insurance in respect of the Vessel to and in favour of the Assignee in a form and substance reasonably acceptable to Charterers and the Assignee.

Owners shall procure that exercise and/or enforce of any mortgage and charterhire assignment which might interfere with or prejudice or adversely affect the Charterer’s use of the Vessel or other right of the Charterer under this Charter (including the purchase option of the Vessel) shall be subject to the terms and conditions of the Letter/Agreement of Quiet Enjoyment.

In the event that the Owners execute security of any nature (including but not limited to any mortgage, assignment of insurances) over the Vessel then the Owners hereby undertake and agree as a condition of this Charter to procure that the beneficiary of such security executes in favour of the Charterers a letter/agreement of quiet enjoyment in such form and content as is reasonably acceptable to the Charterers, and exercise and/or enforce of the beneficiary’s rights thereunder is subject to the agreement of a letter/agreement of Quiet Enjoyment before or after delivery of the Vessel.

45.	REDELIVERY INSPECTION

Prior to redelivery under Clause 42 hereof and without interference to the operation of the Vessel, the Owners, at their risk and expense, shall have the right provided that such right is declared at least 20 days prior to the expected redelivery date to carry out an underwater inspection of the Vessel by Class approved diver and in the presence of Class surveyor and Owners’ and Charterers’ representatives. Should any damages in the Vessel’s underwater parts be found that will impose a condition or recommendation of Vessel’s class then:

a)

In case Class imposes a condition or recommendation of class that does not require drydocking before next scheduled drydocking. Charterers shall pay to Owners the estimated cost to repair such damage in way which is acceptable to Class, which to be direct cost to repair such damage only, as per average quotation for the repair work obtained from two reputable independent shipyards at or in the vicinity of the redelivery port, one to be obtained by Owners and one by Charterers within 2 banking days from the date of imposition of the condition/recommendation unless the parties agree otherwise.

b)

In case Class require Vessel to be drydocked before the next scheduled drydocking the Charterers shall drydock the Vessel at their expense prior to redelivry of the Vessel to the Owners and repair same to Class satisfaction.

In such event the Vessel shall be redelivered at the port of the dockyard.

46.	MORTGAGE NOTICE

The Charterers and place and keep prominently displayed in the chart room, master’s cabin, and engine room of the Vessel a framed printed notice in plain type reading as follows:

“NOTICE OF SHIP MORTGAGE”

“This Vessel is covered by a First Preferred Ship Mortgage given to THE HIROSHIMA BANK, LTD., a banking corporation duly organized and existing under the laws of Japan, having its head office at 3-8 Kamiya-cho 1-chome, Naka-ku, Hiroshima City, Hiroshima-Pref., Japan, acting through its Kure Office at 5-4, Hondori 3-chome, Kure City, Hiroshima-Pref., Japan, its successors and assigns under the authority of the laws of the Republic of Panama. Under the terms of said Mortgage, neither the owner of this Vessel, any charterer, the Master of this Vessel, nor any other person has any right, power or authority to create, incur or permit to be imposed upon the Vessel any liens, maritime or otherwise, other than the lien of said Mortgage and liens for crew’s wages or salvage.”;

47.	SALE OF VESSEL BY OWNERS

1.

The Owners have the right to sell the Vessel to a reputable third party (“Purchaser”) at any time during the Charter Period with the prior written consent of the Charterers and provided that (i) the Purchaser agrees to take over the benefit and burden of this Charter, (ii) such ownership change does not result in any reflagging of the Vessel, (iii) such ownership change does not result in the Charterers being obliged to increase any payment under this Charter, (iv) such ownership change does not increase the actual or contingent obligations of the Charterers under this Charter, and (v) the Charterers shall not be liable for the costs and expenses (including legal fees) incurred in the sale of the Vessel by the Owners under this Clause 47.

2.	The Owners shall give the Charterers at least one month’s prior written notice of any sale.

3.

Subject to 47.1, the Charterers and Owners undertake with each other to execute one or more novation agreements (or other documents required under applicable law) to novate the rights and obligations of the Owners under this Charter to the Purchaser such novation agreement(s) or other documents to be in such form and substance acceptable to the Charterers and such novation will be effective upon delivery of the Vessel from the Owners to the Purchaser.”

48.	CHARTERERS’ OBLIGATION OR OPTION TO PURCHASE VESSEL

1.

Charterers to have purchase obligation at the end of 96th months of the Charter Period at a price of USD3,600,000 net—(the “Final Purchase Obligation Price” which price shall not be reduced irrespective of the actual purchase date of the Vessel); however, Charterers to have purchase option to purchase the Vessel at the end of 4th year anniversary date of the Delivery Date at USD12,000,000 net (the “First Purchase Option Price”) subject to Charterers declaration 3 months before such date.

2.

Charterers further have an option to purchase, such purchase being declared at any time through the remaining period at the following price or pro-rata de-escalation until the maturity of the Charter Period (the “Subsequent Purchase Option Price”), provided that in any event Subsequent Purchase Option Price shall not be less than USD 3,600,000.- irrespective of the actual purchase date of the Vessel.

At end of 4th year	:	USD 12,000,000.-
At end of 5th year	:	USD 9,900,000.-
At end of 6th year	:	USD 7,800,000.-
At end of 7th year	:	USD 5,700,000.-
At end of 8th year	:	USD 3,600,000.-

(The purchase option price of the Vessel to be calculated in accordance with Clause 48.1 and 48.2 hereof, whether the Final Purchase Option Price or the First Option Price or the Subsequent Purchase Option Price, hereinafter called the “Remaining Purchase Option Price”).

3.

Immediately prior to delivery of the Vessel by the Owners to the Charterers under the PO MOA (as defined in Clause 48.4) the Parties shall execute a Protocol of Redelivery and Acceptance under this Charter (the “Redelivery Protocol”) and save in respect of any claims accrued under this Charter prior to the date and time of the Redelivery Protocol, this Charter shall terminate forthwith.

4.

Upon the date of any written notification by the Charterers to the Owners of their intention to purchase the Vessel, the Owners and the Charterers shall be deemed to have unconditionally entered into a contract to sell and purchase the Vessel for the Remaining Purchase Option Price on and in strict conformity with the terms and conditions contained in the Memorandum of Agreement attached to this Charter as Exhibit A (the “PO MOA”).

49.	MISCELLANEOUS

(a)

The terms and conditions of this Charter and the respective rights of the Owners and the Charterers shall not be waived or varied otherwise than by an instrument in writing of the same date as or subsequent to this Charter executed by both parties or by their duly authorized representatives.

(b)

Unless otherwise provided in this Charter whether expressly or by implication, time shall be of the essence in relation to the performance by the Charterers of each and every one of their obligations hereunder.

(c)

No failure or delay on the part of the Owners or the Charterers in exercising any power, right or remedy hereunder or in relation to the Vessel shall operate as a waiver thereof nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise of any such right or power or the exercise of any other right, power or remedy.

(d)

If any terms or condition of this Charter shall to any extent be illegal invalid or unenforceable the remainder of this Charter shall not be affected thereby and all other terms and condition shall be legal valid and enforceable to the fullest extent permitted by law.

(e)

The respective rights and remedies conferred on the Owners and the Charterers by this Charter are cumulative, may be exercised as often as the Owners or the Charterers (as the case may be) think fit and are in addition to, and are not exclusive of, any rights and remedies provided by law.

50.	COMMUNICATIONS

Except as otherwise provided for in this Charter, all notices or other communications under or in respect of this Charter to either party hereto shall be in writing and shall be made or given to such party at the address, facsimile number or e-mail address appearing below (or at such other address, facsimile number or e-mail address as such party may hereafter specify for such purposes to the other by notice in writing):-

(i)	in the case of the Owners c/o Kawana Kaiun Co., Ltd.

Address	:	KAWANA BLDG, 12-20, Hiro-Oshingai-1 Chome,
Kure-City, Hiroshima 737-0141, Japan
Telephone	:	+81-823-36-2010
Telefax	:	+81-823-75-2012
E-mail	:	info@kawana-kaiun.co.jp

(ii)	in the case of the Charterers c/o Navios Shipmanagement Inc.

Address	:	85 Akti Miaouli Street, 18538, Piraeus, Greece
Telephone	:	30-210-4595000
E-mail	:	ops@navios.com, legal@navios.com
tech@navios.com, legal_corp@navios.com

(iii)	in the case of the Brokers c/o ITOCHU Corporation

Address	:	TOKBR Section, 5-1, Kiya-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8077 Japan
Telephone	:	81-3-3497-2939
Telefax	:	81-3-3497-7111
E-mail	:	tokbr@itochu.co.jp

A written notice includes a notice by facsimile or e-mail. A notice or other communication received on a non-working day or after business hours in the place of receipt shall be deemed to be served on the next following working day in such place.

Subject always to the foregoing sentence, any communication by personal delivery or letter shall be deemed to be received on delivery, any communication by e-mail shall be deemed to be received upon transmission of the automatic answerback of the addresses and any communication by facsimile shall be deemed to be received upon appropriate acknowledgment by the addressee’s receiving equipment.

All communications and documents delivered pursuant to or otherwise relating to this Charter shall either be in English or accompanied by a certified English translation.

51.	TRADING IN WAR RISK AREA

The Charterers shall be permitted to order the Vessel into an area subject to War Risks as defined in Clause 26 without consent of the Owners provided that all Marine, War and P&I Insurance are maintained with full force and effect and the Charterers shall pay any and all additional premiums to maintain such insurance.

52.	INVENTORIES, OIL AND STORES

A complete inventory of the Vessel’s entire equipment, outfit including spare parts, appliances and of all consumable stores on board the Vessel shall be made by the Charterers in conjunction with the Owners on delivery under this Charter and again on redelivery of the Vessel under Clause 42 hereof.

The Owners shall at the time of redelivery under Clause 42 hereof take over and pay for all remaining bunkers, unused lubricating oil (for avoidance of any doubts, the lubricant oil in the machinery is included), unbroached provisions, paints, ropes and other unused consumable stores (excluding spare parts) in the said Vessel at the Charterers’ purchased prices with supporting vouchers, provided that this payment shall be off-set against the Owner’s claim under Clause 42 to the extent the sum equivalent to such payment. However, the Charterers shall not pay to the Owners at time of delivery for any bunkers, lubricating oil, provisions, paints, ropes and consumable stores which the Charterers have supplied to the Vessel at the Charterers’ expense prior to delivery. The Charterers shall ensure that all spare parts listed in the inventory and used during the Charter Period are replaced at their expense prior to redelivery of the Vessel.

53.	INDEMNITY FOR POLLUTION RISKS

Charterers shall indemnify the Owners against the following Pollution Risks:-

(a)	liability for damages or compensation payable to any person arising from pollution;

(b)	the costs of any measures reasonably taken for the purpose of preventing, minimizing or cleaning up any pollution together with any liability for losses or damages arising from any measures so taken;

(c)

liability which the Owners and/or the Charterers may incur, together with costs and expenses incidental thereto, as the result of escape or discharge or threatened escape discharge of oil or any other substance;

(d)

the costs or liabilities incurred as a result of compliance with any order or direction given by any government or authority for the purpose of preventing or reducing pollution or the risk of pollution; provided always that such costs or liabilities are not recoverable under the Hull and Machinery Insurance Policies on the Vessel;

(e)

liability which the Owners and/or the Charterers may incur to salvors under the exception to the principal of “no cure-no pay” in Article 1 (b) of Lloyds Standard Form of Salvage Agreement (LOF 1990); and

(f)	liability which the Charterers may incur for the payment of fines in respect of pollution in so far as such liability may be covered under the rules of the P&I Club.

54.	TRADE AND COMPLIANCE CLAUSE

(a)

The Charterers and the Owners hereby agree that no person/s or entity/ies under this Charter will be individual(s) or entity(ies) designated under any applicable national or international law imposing trade and economic sanctions, including sanction, prohibition or restriction imposed on any specified persons, entities or bodies including the designation of specified vessels or fleet under United Nations Resolutions or trade or economic sanctions, laws or regulations of the European Union, United Kingdom, Japan or United States of America (collectively, the “Sanctions”).

(b)	Further, the Charterers and the Owners agree that the performance of this Charter will not require any action prohibited by sanctions or restrictions under any applicable Sanctions.

(c)

Further to the above, Charterers shall take reasonable steps to confirm that at the date of this Charter Party and throughout the duration thereof, any sub-charterer of the Vessel (who is directly contracting with the Charterer in respect of the Vessel at any relevant time), the managers of the Vessel and the Vessel are not a sanctioned party/vessel under the Sanctions.

55.	ANTI-BRIBERY AND ANTI-CORRUPTION

The Charterers and the Owners hereby agree that in connection with this Contract and/or any other business transactions related to it, they as well as their sub-contractors and each of their affiliates, directors, officers, employees, agents, and every other person acting on its and its sub-contactors’ behalf, shall perform all required duties, transactions and dealings in compliance with all applicable laws, rules, regulations relating to anti-bribery and anti-money laundering.

(end)